Filed Pursuant To Rule 433
Registration No. 333-167132
August 25, 2010
Transcript of Interview from TheStreet.com
“What You Need To Know Before You Buy GLD”
Alix Steel featuring Tom Anderson of State Street
     Alix: I’m Alix Steel with your Kitco.com Precious Metals Update. The Gold ETF the GLD is the second biggest ETF in the world. It saw 7.7 billion dollars of inflows in the first half of 2010. It hold 1,294 tons, 41 million ounces and is worth over 50 billion dollars. But is it a good investment? Tom Anderson Vice President and Head of Strategy for State Street, the marketing agent for the GLD.
Tom: Each share represents approximately 1/10 of an ounce of gold. It tracks, you know, almost perfectly, the spot price of gold. There is physical gold bullion, to back each and every share of GLD that are held in this volt in London in the form of what are called 400 ounce London good delivery bars. The gold is audited regularly, it is inspected by an entity called “Inspectorate International”
Alix: But at the end of the day, you still own paper gold.
Tom: As an investor in GLD, you don’t have to worry about buying gold bars, storing those bars, the safety and cost involved in any of that.
Alix: But you do have to worry about your profits being taxed at a collectible rate of 28% just as if you had sold gold bullion or coins.
Tom: Essentially what the IRS is saying is, this is a holding of physical gold.
Alix: Regardless of the risks, investors are buying. The recent second quarter 13F filing shows that Paulson & Co. holds 31.5 million shares; and Eton Park Capital, a hedge fund started by a former Goldman Sachs partner, bought 6.5 million shares. With individual hedge funds owning so much of the GLD, any big trade could really move the gold price.
Alix: Are you worried that investors will start manipulating the gold price through the GLD?
Tom: No, not a bit. Gold in an ETF structure, even in an investment structure, still represents a very small percentage of the total demand for gold overall. When you look at gold demands, there is really three primary sources of that demand. One is jewelry demand which represents about 60% of total gold demand. The next, that you have investment demand, which is around 20%-25% in total. And then about 13% from industrial use.
Alix: Gold ETF’s are a small portion of overall gold demand. However, according to some analysts, because the GLD is so big, any mass exodus out of the fund could be disastrous for the gold market. Alix Steel, for Kitco.com.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.